File No. 812-[            ]

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT

OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF

THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of

BRIDGE BUILDER TRUST

EDWARD JONES MONEY MARKET FUND

OLIVE STREET INVESTMENT ADVISERS, LLC

PASSPORT RESEARCH, LTD.

12555 Manchester Road

St. Louis, Missouri 63131

Please direct all communications to:

Sean Graber, Esq.

Morgan Lewis & Bockius, LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5693

sean.graber@morganlewis.com

With a copy to:

Evan Posner, Esq.

Edward D. Jones & Co., L.P.

12555 Manchester Road

St. Louis, Missouri 63131

(314) 515-3289

evan.posner@edwardjones.com

Page 1 of 79 Pages, including Exhibits

As filed with the Securities and Exchange Commission on October 29, 2021

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of BRIDGE BUILDER TRUST EDWARD JONES MONEY MARKET FUND OLIVE STREET INVESTMENT ADVISERS, LLC PASSPORT RESEARCH, LTD. 12555 Manchester Road St. Louis, Missouri 63131 File No. 812-[ ]	) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

I.	INTRODUCTION

Bridge Builder Trust (“BBT”) and Edward Jones Money Market Fund (“EJMMF,” and together with BBT, each a “Trust” and together, the “Trusts”),1 each a registered open-end investment company that may offer one or more series of shares (each, a “Series” and collectively, the “Series”), Olive Street Investment Advisers, LLC (“Olive Street”), the investment adviser to BBT, and Passport Research, Ltd. (“Passport,” and together with Olive Street, each an “Adviser,” and together, the “Advisers,” and together with the Trusts and the Series, the “Applicants”),2 the investment adviser to EJMMF, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of a Trust (the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment

[1]	As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.
[2]

The term “Adviser” includes (i) an Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, an Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.

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recommendation(s) to an Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the Advisers and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by an Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by an Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, an Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

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References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[5]

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). An Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

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II.	BACKGROUND

A.	The Applicants

1.	The Trusts

BBT is organized as a Delaware statutory trust and EJMMF is organized as a Massachusetts voluntary association (commonly known as a business trust). Each of BBT and EJMMF is registered with the Commission as an open-end management investment company under the 1940 Act. BBT currently consists of multiple Series, each of which operates under a multi-manager structure. EJMMF currently has one Series, which operates under a multi-manager structure. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. Olive Street and Passport each serve as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series of BBT and EJMMF respectively. The Trusts and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2.	The Advisers

Olive Street is a Missouri limited liability company and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Passport is a Pennsylvania limited partnership and is registered with the Commission as an investment adviser under the Advisers Act. Olive Street and Passport serve, and each other Adviser will serve, as the investment adviser to each Subadvised Series of the Trusts pursuant to an investment advisory agreement (each an “Investment Management Agreement” and together the “Investment Management Agreements”). Olive Street, Passport and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Advisers, subject to the supervision of the Board, will provide continuous investment management services to each Subadvised Series. An Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. An Adviser will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that an Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, an Adviser will oversee each Sub-Adviser in its performance of its duties. An Adviser will continue to have overall responsibility

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for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Investment Management Agreement, an Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee indirectly from an Adviser (in the manner described below) or directly from the Subadvised Series.

Under this structure, an Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, an Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. An Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. An Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the Investment Management Agreements, the Advisers have agreed or will agree to bear the costs of the fees paid by a Subadvised Series to the Sub-Advisers pursuant to the Sub-Advisory Agreements out of the fee paid to the Advisers under the Investment Management Agreements.7

B.	Multi-Manager Structure

In recent years, a number of investment advisers, including the Advisers, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”)

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Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See Bridge Builder Trust, et al. (812-144118), Investment Company Act Release Nos. 30592 (July 9, 2013) (notice) and 30641 (August 6, 2013) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

[7]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

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that provide exposure to multiple strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects multiple sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to various Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, an Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

When an Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Boards of the Trusts, typically hold in-person meetings on a quarterly basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that an Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once an Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if an Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When an Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying

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private fund.8 If the requested order is not granted, the Advisers will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.9 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If an Adviser desires to engage the Sub-Adviser to manage a separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, an Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

[8]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.
[9]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

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IV.	LEGAL ANALYSIS

A.	Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Discussion

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act more quickly and with less expense to add or replace Sub-Advisers when the Board and the Advisers believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the Advisers that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the Advisers, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

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Once an Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and an Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, an Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”10 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the Advisers would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing an Adviser to customize the sub-strategy implemented by the Sub-Adviser to access the exposure;

7.

Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

[10]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

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8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).11 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”12 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”13

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”14 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”15 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred

[11]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
[12]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[13]

American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

[14]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
[15]

Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

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since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.16 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V.	PRECEDENT

The Commission has issued exemptive orders under the 1940 Act permitting a fund’s board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.17 The Commission stated in Blackstone, that, while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI.	CONDITIONS

[16]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.
[17]

See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (February 23, 2021) (notice) and 34238 (March 30, 2021) (order); and Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order).

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Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is 12555 Manchester Road St. Louis, Missouri 63131.

Applicants further state that all written or oral communications concerning this Application should be directed to:

Sean Graber, Esq.

Morgan Lewis & Bockius, LLP

1701 Market Street

Philadelphia, PA 19103

With a copy to:

Evan Posner, Esq.

Edward D. Jones & Co., L.P.

12555 Manchester Road

St. Louis, Missouri 63131

12

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1 through A-4 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-4 to this Application.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

13

The Applicants have caused this Application to be duly signed on their behalf on October 29, 2021.

Bridge Builder Trust

By:	/s/ Julius A. Drelick III
Name: Julius A. Drelick III Title: President

Edward Jones Money Market Fund

By:	/s/ Julius A. Drelick III
Name: Julius A. Drelick III Title: President

Olive Street Investment Advisers, LLC

By:	/s/ Thomas C. Kersting
Name: Thomas C. Kersting Title: President

Passport Research, Ltd.

By:	/s/ Thomas C. Kersting
Name: Thomas C. Kersting Title: President

14

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-4	Authorizations
Exhibits B-1 through B-4	Verifications
Exhibit C	Rule 0-5(e)(3) Comparisons

15

EXHIBIT A-1

BRIDGE BUILDER TRUST

AUTHORIZATION

I, Julius A. Drelick III, do hereby certify that I am the duly elected President of Bridge Builder Trust (the “Trust”), and further certify that set forth below is a true and complete copy of resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on August 25, 2021, and that those resolutions have not been amended or revoked and are in full force and effect on the date hereof:

RESOLVED, that the appropriate officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and its name to (i) prepare, execute and cause to be filed an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Olive Street Investment Advisers, LLC (“Olive Street”) from the provisions of Section 15(c) of the 1940 Act to permit Olive Street to enter into or materially amend sub-advisory agreements that were approved by the Board of Trustees of the Trust (the “Board”), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval (the “Application”); and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to the Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of the foregoing resolution.

By:	/s/ Julius A. Drelick III
Name: Julius A. Drelick III Title: President Date: October 29, 2021

16

EXHIBIT A-2

EDWARD JONES MONEY MARKET FUND

AUTHORIZATION

I, Julius A. Drelick III, do hereby certify that I am the duly elected President of Edward Jones Money Market Fund (the “Fund”), and further certify that set forth below is a true and complete copy of resolutions duly adopted by the Board of Trustees of the Fund at a meeting held on July 15, 2021, and that those resolutions have not been amended or revoked and are in full force and effect on the date hereof:

RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and its name to (i) prepare, execute and cause to be filed an application with the Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Fund and Passport Research, Ltd. (“Passport”) from the provisions of Section 15(c) of the 1940 Act to permit Passport to enter into or materially amend sub-advisory agreements that were approved by the Board of Trustees of the Fund (the “Board”), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval (the “Application”); and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to the Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of the foregoing resolution.

By:	/s/ Julius A. Drelick III
Name: Julius A. Drelick III Title: President Date: October 29, 2021

17

Exhibit A-3

OLIVE STREET INVESTMENT ADVISERS, LLC

AUTHORIZATION

I, Thomas C. Kersting, do certify that I am the duly authorized and elected President of Olive Street Investment Advisers, LLC (“Olive Street”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of Olive Street pursuant to the general authority as President of Olive Street.

By:	/s/ Thomas C. Kersting
Name: Thomas C. Kersting Title: President Date: October 29, 2021

18

Exhibit A-4

PASSPORT RESEARCH, LTD.

AUTHORIZATION

I, Thomas C. Kersting, do certify that I am the duly authorized and elected President of Passport Research, Ltd. (“Passport”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of Passport pursuant to the general authority as President of Passport.

By:	/s/ Thomas C. Kersting
Name: Thomas C. Kersting Title: President Date: October 29, 2021

19

Exhibit B-1

BRIDGE BUILDER TRUST

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 29, 2021 for and on behalf of Bridge Builder Trust (the “Trust”); that he is the President of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Julius A. Drelick III
Name: Julius A. Drelick III Title: President Date: October 29, 2021

20

Exhibit B-2

EDWARD JONES MONEY MARKET FUND

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 29, 2021 for and on behalf of Edward Jones Money Market Fund (the “Trust”); that he is the President of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Julius A. Drelick III
Name: Julius A. Drelick III Title: President Date: October 29, 2021

21

Exhibit B-3

OLIVE STREET INVESTMENT ADVISERS, LLC

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 29, 2021 for and on behalf of Olive Street Investment Advisers, LLC; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas C. Kersting
Name: Thomas C. Kersting Title: President Date: October 29, 2021

22

Exhibit B-4

PASSPORT RESEARCH, LTD.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 29, 2021 for and on behalf of Passport Research, Ltd.; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas C. Kersting
Name: Thomas C. Kersting Title: President Date: October 29, 2021

23

EXHIBIT C

Marked copies of the Application showing changes from the final versions of two applications identified as substantially identical under Rule 0-5(e)(3).

24

[~~U.S.~~ ]

File No. 812-[ ]

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. [~~20459~~]20549

[~~SECOND AMENDED AND RESTATED~~]

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT

OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF

THE ACT

[~~RUSSELL~~]

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of

BRIDGE BUILDER TRUST

EDWARD JONES MONEY MARKET FUND

OLIVE STREET INVESTMENT [~~COMPANY~~]

[~~RUSSELL INVESTMENT FUNDS~~]

[~~RUSSELL INVESTMENT MANAGEMENT~~]ADVISERS, LLC

[~~1301 Second Avenue, 18th Floor~~]

[~~Seattle, Washington 98101~~]

PASSPORT RESEARCH, LTD.

12555 Manchester Road

St. Louis, Missouri 63131

Please direct all communications[ ~~regarding this Application~~] to:

[~~Mary Beth Rhoden Albaneze, Esq.~~]

[~~Associate General Counsel~~]

[~~Russell Investment Management, LLC~~]

[~~1301 Second Avenue, 18th Floor~~]

[~~Seattle, Washington 98101~~]

Sean Graber, Esq.

Morgan Lewis & Bockius, LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5693

sean.graber@morganlewis.com

With a copy to:

[~~John V. O’Hanlon, Esq.~~]

[~~Dechert LLP~~]

[~~One International Place, 40th Floor~~]

[~~100 Oliver Street~~]

[~~Boston, Massachusetts 02110~~]

[~~This Application (~~]

Evan Posner, Esq.

Edward D. Jones & Co., L.P.

12555 Manchester Road

St. Louis, Missouri 63131

(314) 515-3289

evan.posner@edwardjones.com

Page 1 of 79 Pages, including Exhibits[~~) contains 16 pages.~~ ]

As filed with the Securities and Exchange Commission on [~~January 19~~]October 29, 2021

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

[~~WASHINGTON~~]

Washington , D.C. 20549[

]

In the Matter of

[~~RUSSELL~~]

BRIDGE BUILDER TRUST

EDWARD JONES MONEY MARKET FUND

OLIVE STREET INVESTMENT [~~COMPANY~~]

[~~RUSSELL INVESTMENT FUNDS~~]

[~~RUSSELL INVESTMENT MANAGEMENT~~] ADVISERS,        LLC

PASSPORT RESEARCH, LTD.

12555 Manchester Road

St. Louis, Missouri 63131

File No. 812[~~-15134~~]-[ ]

) ) ) ) ) [~~)~~] [~~) )~~] )	[~~SECOND AMENDED AND RESTATED~~] APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

I. INTRODUCTION

[~~Russell Investment Company and Russell Investment Funds (~~]Bridge Builder Trust (“BBT”) and Edward Jones Money Market Fund (“EJMMF,” and together with BBT, each a “Trust” and [~~collectively~~] together, the “Trusts”),1 each a registered open-end investment company that may offer one or more series of shares (each, a “Series” and collectively, the “Series”), [~~and Russell~~]Olive Street Investment [~~Management~~] Advisers, LLC (“[~~RIM” or~~]Olive Street”), the investment adviser to BBT, and Passport Research, Ltd. (“Passport,” and together with Olive Street, each an “Adviser,” and together, the “Advisers,” and together with the Trusts and the Series, the “Applicants”),2 the investment adviser to [~~the Trusts~~]EJMMF, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

[1]	As used herein, the term “[~~Trusts~~]Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.
[2]

The term “Adviser” includes (i) [~~the~~]an Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, [~~the~~]an Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit [~~each~~] the board of trustees of [~~the Trusts~~]a Trust (the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to [~~the~~]an Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the [~~Adviser~~]Advisers and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by [~~the~~]an Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by [~~the~~] an Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

If the requested relief is granted, [~~the~~] an Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate, in the public interest and consistent with the [~~protections~~] protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

[4]

References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[5]

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). An Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

II. BACKGROUND

A.	The Applicants

1.	The Trusts

[~~Russell Investment Company (“RIC”)~~]BBT is organized as a Delaware statutory trust and EJMMF is organized as a Massachusetts voluntary association (commonly known as a business trust). Each of BBT and EJMMF is registered [~~under~~] with the [~~1940 Act~~]Commission as an open-end management investment company[~~. Currently, RIC is comprised of thirty-four separate registered funds. Each of RIC’s series has its own investment objective, policies and restrictions and is currently managed by RIM, and may also be managed by one or more Sub-Advisers.~~]

[~~Russell Investment Funds (“RIF”) is organized as a Massachusetts business trust and is registered under the 1940 Act~~] under the 1940 Act. BBT currently consists of multiple Series, each of which operates under a multi-manager structure. EJMMF currently has one Series, which operates under a multi-manager structure. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. Olive Street and Passport each serve as an [~~open-end management~~ ]”investment [ ~~company. Currently, RIF is comprised of nine separate registered funds~~]adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series of BBT and EJMMF respectively. The Trusts and the Series are not required to hold annual shareholder meetings. Each [~~of RIF’s series has~~]Series may have its own distinct investment objective, policies, and restrictions[ ~~and is currently managed by RIM, and may also be managed by one or more Sub-Advisers~~].

2.	The [~~Adviser~~]Advisers

[~~RIM~~]

Olive Street is a Missouri limited liability company [~~organized under the laws of the State of Washington. RIM serves~~]and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Passport is a Pennsylvania limited partnership and is registered with the Commission as [~~the~~]an investment adviser [~~of~~] under the [~~Series and RIM or another~~]Advisers Act. Olive Street and Passport serve, and each other Adviser will serve, as the investment adviser to [~~the future~~]each Subadvised Series ~~pursuant to an investment advisory agreement~~[ ~~with the Trusts~~]of the Trusts pursuant to an investment advisory agreement (each an “[~~Advisory~~] Investment Management Agreement” and together the “[~~Advisory~~]Investment Management Agreements”). [~~RIM~~] Olive Street, Passport and each other Adviser is or will be registered with the Commission as an investment adviser under the ~~Investment Advisers Act of 1940, as amended (the “Advisers Act”).~~ [~~RIM was established in 1982 and pioneered the “multi-style, multi-manager” investment method in mutual funds. RIM is an indirect, wholly-owned subsidiary of Russell Investments Group, Ltd., a Cayman company through which the limited partners of certain private equity funds affiliated with TA Associates~~

~~Management, L.P. (“TA Associates”) indirectly have a majority ownership interest through alternative investment vehicles (the “TA Alternative Investment Vehicles”) and the limited partners of certain private equity funds affiliated with Reverence Capital Partners, L.P. (“Reverence Capital”) (the “Reverence Capital Funds”) indirectly have a significant minority controlling ownership interest through certain Reverence Capital Funds and alternative investment vehicles (the “Reverence Capital Entities”) in RIM and its affiliates (“Russell Investments”). The TA Alternative Investment Vehicles are ultimately controlled by a Cayman corporation, TA Associates Cayman, Ltd., and the Reverence Capital Entities are ultimately controlled by Milton Berlinski, Alexander Chulack and Peter Aberg. TA Associates is one of the oldest and most experienced global growth private equity firms. Reverence Capital is a private investment firm, focused on investing in leading financial services companies. Members of Russell Investments’ management also hold minority, non-controlling positions in Russell Investments Group, Ltd~~]Advisers Act.

Each [~~Advisory~~] Investment Management Agreement[ ~~has been or~~] will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these [~~Advisory~~] Investment Management Agreements[ ~~currently do and~~] will [~~continue to~~ ]comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the [~~Advisory~~]Investment Management Agreements. Pursuant to the terms of each [~~Advisory~~] Investment Management Agreement, the [~~Adviser~~] Advisers, subject to the supervision of the Board, [~~currently does and~~ ]will[ ~~continue to~~] provide continuous investment management services to each Sub[~~-Advised~~]advised Series. [~~The~~] An Adviser [~~has and~~ ]will[ ~~continue to~~] have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be [~~managed by the Adviser and/or~~ ]held uninvested in cash or cash equivalents. [~~The~~]An Adviser [~~continuously reviews~~]will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may [~~implement~~] recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each [~~Advisory~~]Investment Management Agreement [~~currently does and~~ ]will provide that [~~the~~] an Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each [~~Advisory~~] Investment Management Agreement, [~~the~~] an Adviser will oversee each Sub-Adviser in its performance of its duties. [~~The~~]An Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable [~~Advisory~~] Investment Management Agreement, [~~the~~] an Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee indirectly from [~~the~~] an Adviser[~~, as agent for each Trust~~] (in the manner described below) or directly from the Subadvised Series.

Under this structure, [~~the~~] an Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the [~~applicable~~ ]Board, at all times subject to the authority of [~~such~~] the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the [~~Advisory Agreements~~]Investment Management Agreement, [~~the~~]an Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers [~~currently are and~~ ]will [~~continue to~~ ]be “investment advisers” to the Subadvised Series within the meaning of [~~section~~] Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers [~~currently are and~~ ]will[ ~~continue to~~] be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. [~~The~~] An Adviser [~~currently does and~~ ]will[ ~~continue to~~] engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. [~~The~~]An Adviser [~~currently does and~~ ]will [~~continue to~~]also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.[~~5~~]6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

Pursuant to the [~~Sub-Advisory~~] Investment Management Agreements, the [~~Adviser has~~]Advisers have agreed or will agree to [~~pay~~]bear the costs of the fees paid by a Subadvised Series to the Sub-Advisers [~~a fee~~ ]pursuant to the Sub-Advisory Agreements out of the fee paid to the [~~Adviser~~]Advisers under the [~~Advisory Agreement~~]Investment Management Agreements.7

B.	Multi-Manager Structure

In recent years, a number of investment advisers, including the [~~Adviser~~] Advisers, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to multiple strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects multiple sub-advisers to manage

[~~5~~][6]

Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See [~~Frank Russell Company~~]Bridge Builder Trust, et al. (812-144118), Investment Company Act Release Nos. [~~30524 (May 17~~]30592 (July 9, 2013) (notice) and [~~30556 (Jun. 12~~]30641 (August 6, 2013) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

[7]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to various Sub-Advisers[~~’ strategies~~] and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, [~~the~~] an Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

When [~~the~~]an Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Boards of the Trusts, typically hold in-person meetings on a quarterly basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that [~~the~~]an Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory [~~Contract~~] Agreement, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory [~~Contract~~] Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change. At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once [~~the~~]an Adviser completes [~~any~~] its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if [~~the~~] an Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When [~~the~~]an Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.[~~6~~] 8 If the requested order is not granted, the [~~Adviser~~] Advisers will

[~~6~~][8]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.

continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with [~~information related to~~]a summary of the Sub-Adviser’s compliance program[ ~~(such as copies of the Sub-Adviser’s Rule 38a-1 compliance policies and procedures)~~] to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.[~~7~~] 9 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to [~~one or more Subadvised Series~~]a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If [~~the~~]an Adviser desires to engage the Sub-Adviser [~~with respect~~ ]to manage a separate discrete portion of a Subadvised Series[ ~~not referenced in the then-effective~~]’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, [~~the~~]but is otherwise consistent with a Subadvised Series’ investment objective and strategies, an Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement[ ~~to add a Subadvised Series~~]. If [~~the~~] an Adviser’s portfolio management team makes [~~such a~~]this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

[~~7~~][9]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

IV. LEGAL ANALYSIS

A. Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B. Discussion

1. Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act [~~quicker~~]more quickly and with less expense to add or replace Sub-Advisers when the Board and the [~~Adviser~~]Advisers believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to [~~retain~~] on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the [~~Adviser~~]Advisers that is not beneficial for shareholders or necessary or appropriate in the public interest.

2. Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the [~~Adviser~~] Advisers, subject to the oversight of the Board. Each [~~Advisory~~]Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once [~~the~~] an Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and [~~the~~] an Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, [~~the~~] an Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”[~~8~~] 10 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the [~~Adviser~~] Advisers would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing [~~the~~]an Adviser to customize the sub-strategy implemented by the Sub- Adviser to access the exposure;

7.

Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

[~~8~~]10	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

3. Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).[~~9~~]11 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”[~~10~~]12 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”[~~11~~]13

The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”[~~12~~]14 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”[~~13~~] 15 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

[~~9~~][11]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
[~~10~~][12]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[~~11~~][13]

American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

[~~12~~][14]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
[~~13~~][15]

Id.[~~; see~~] See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.[~~14~~]16 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V. PRECEDENT

The Commission has issued[ ~~an~~] exemptive [~~order~~]orders under the 1940 Act permitting a fund’s board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund would benefit from effecting a Sub-Adviser Change promptly.[~~15~~]17 The Commission stated in Blackstone, that, while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group[~~,~~] and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

[~~14~~][16]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

[~~15~~][17]

See, e.g., Blackstone Alternative Investment Funds[ ~~and Blackstone Alternative Investment Advisors LLC~~], et al., Investment Company Act Release Nos. [~~Release No.~~]33748 (Jan. 21, 2020) (notice) and 33801 ([~~February~~]Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al., Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (February 23, 2021) (notice) and 34238 (March 30, 2021) (order); and Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order).

VI. CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is [~~as indicated below:~~]12555 Manchester Road St. Louis, Missouri 63131.

[~~Mary Beth Rhoden Albaneze, Esq.~~]

[~~Associate General Counsel~~]

[~~Russell Investment Management, LLC~~]

[~~1301 Second Avenue, 18th Floor~~]

[~~Seattle, Washington 98101~~]

Applicants further state that all written or oral communications concerning this Application should be directed to:

[~~John V. O’Hanlon, Esq.~~]

[~~Dechert LLP~~]

[~~One International Place, 40th Floor~~]

[~~100 Oliver Street~~]

[~~Boston, Massachusetts 02110~~]

[~~All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and~~]

Sean Graber, Esq.

Morgan Lewis & Bockius, LLP

1701 Market Street

Philadelphia, PA 19103

With a copy to:

Evan Posner, Esq.

Edward D. Jones & Co., L.P.

12555 Manchester Road

St. Louis, Missouri 63131

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant hereby represents that the undersigned [~~officers of the Applicants are fully~~]is authorized to [~~execute~~] file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The [~~certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application,~~]authorizations required by Rule 0-2(c) under the 1940 Act are [~~included~~]attached hereto as Exhibits A-1 through A-[~~2~~] 4 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are [~~included~~] attached hereto as Exhibits B-1 through B-[~~2~~] 4 to this Application.

The Applicants [~~desire~~] request that the Commission issue [~~the requested~~]an order without a hearing pursuant to Rule 0-5 under the 1940 Act[ ~~without conducting a hearing~~].

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

VIII. CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on [~~the 19th day of January~~]October 29, 2021.

[~~RUSSELL INVESTMENT COMPANY~~]

[~~By:~~]	[~~/s/ Mary Beth Rhoden Albaneze~~]
[~~Name: Mary Beth Rhoden Albaneze~~]

[~~RUSSELL INVESTMENT FUNDS~~]

[~~By:~~]	[~~/s/ Mary Beth Rhoden Albaneze~~]
[~~Name: Mary Beth Rhoden Albaneze~~]

[~~RUSSELL INVESTMENT MANAGEMENT, LLC~~]

[~~By:~~]	[~~/s/ Mary Beth Rhoden Albaneze~~]
[~~Name: Mary Beth Rhoden Albaneze~~]

Bridge Builder Trust

By:	/s/ Julius A. Drelick III
	Name:	Julius A. Drelick III
	Title:	President

Edward Jones Money Market Fund

By:	/s/ Julius A. Drelick III
	Name:	Julius A. Drelick III
	Title:	President

Olive Street Investment Advisers, LLC

By:	/s/ Thomas C. Kersting
	Name:	Thomas C. Kersting
	Title:	President

Passport Research, Ltd.

By:	/s/ Thomas C. Kersting
	Name:	Thomas C. Kersting
	Title:	President

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-[~~3~~]4	[~~Certifications~~]Authorizations
Exhibits B-1 through B-4	Verifications
Exhibit [~~B-1~~]C	[~~Verification~~]Rule 0-5(e)(3) Comparisons

[~~Exhibit~~]

EXHIBIT A-1

BRIDGE BUILDER TRUST

AUTHORIZATION

[~~RULE 0-2(c)(2)~~]

[~~RUSSELL INVESTMENT COMPANY~~]

[~~OFFICER’S CERTIFICATE~~]

I, [~~Mary Beth Rhoden Albaneze~~]Julius A. Drelick III, do hereby certify that I am the duly elected[~~, qualified and acting Secretary of Russell Investment Company~~] President of Bridge Builder Trust (the “[~~RIC~~]Trust”), and [~~that as such, I am authorized to~~]further certify that [~~the following~~]set forth below is a true and complete copy of resolutions [~~were unanimously~~]duly adopted by [~~RIC’s~~]the Board of [~~Directors on~~]Trustees of the [~~18th day of May 2020~~]Trust at a meeting held on August 25, 2021, and that [~~these~~] those resolutions[ ~~are still in force and effect and~~] have not been [~~further~~ ]amended[~~, rescinded~~] or revoked [~~as of~~]and are in full force and effect on the date hereof:

RESOLVED, that the appropriate officers of [~~RIC~~] the Trust be[~~, and they are~~], and each of them hereby is, authorized and directed on behalf of the Trust and its name to (i) prepare, execute and [~~file~~]cause to be filed an application with the Securities and Exchange Commission [~~an application~~ ](the “[~~Exemptive Application~~]SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting [~~RIC~~] the Trust and [~~Russell~~]Olive Street Investment [~~Management~~] Advisers, LLC (“[~~RIM~~]Olive Street”) from the provisions of Section 15(c) of the 1940 Act to permit [~~RIM~~]Olive Street to enter into or materially amend sub-advisory agreements [~~with money managers~~]that were approved by the Board of Trustees of the Trust (the “Board”), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval[~~;~~]

[~~FURTHER RESOLVED, that the appropriate officers of RIC be, and they hereby are, authorized~~] (the “Application”); and (ii) prepare, execute and cause to [~~file~~] be filed with the [~~Securities~~]SEC any and [~~Exchange Commission any~~]all amendments to the [~~Exemptive~~ ]Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as [~~they, with the advice of counsel, deem necessary~~]such officer or [~~appropriate;~~]

[~~FURTHER RESOLVED, that the~~ ]officers [~~of RIC be, and they hereby are, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief~~]shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is

FURTHER RESOLVED, that the[ ~~proper~~] officers of [~~RIC~~]the Trust be, and [~~they~~] each of them hereby [~~are~~]is, authorized[~~, empowered,~~] and directed to take such [~~actions as are~~]further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to [~~carry out~~]effectuate the intent of the foregoing [~~resolutions, including but not limited to, executing and filing any required documents.~~]

[~~IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIC on this 19th day of January, 2021~~]resolution.

[~~Russell Investment Company~~]

By:	/s/ Julius A. Drelick III[~~/s/ Mary Beth Rhoden Albaneze~~]
Name:[ ~~Mary Beth Rhoden Albaneze~~]Julius A. Drelick III
Title:[ ~~Secretary~~]President
Date:October 29, 2021

[~~Exhibit~~]EXHIBIT A-2

EDWARD JONES MONEY MARKET FUND

AUTHORIZATION

[~~RULE 0-2(c)(2)~~]

[~~RUSSELL INVESTMENT FUNDS~~]

[~~OFFICER’S CERTIFICATE~~]

I, [~~Mary Beth Rhoden Albaneze~~]Julius A. Drelick III, do hereby certify that I am the duly elected[~~, qualified and acting Secretary of Russell Investment Funds~~] President of Edward Jones Money Market Fund (the “[~~RIF~~]Fund”), and [~~that as such, I am authorized to~~]further certify that [~~the following~~]set forth below is a true and complete copy of resolutions [~~were unanimously~~]duly adopted by [~~RIF’s~~]the Board of [~~Directors on~~]Trustees of the [~~18th day of May 2020~~]Fund at a meeting held on July 15, 2021, and that [~~these~~] those resolutions[ ~~are still in force and effect and~~] have not been [~~further~~ ]amended[~~, rescinded~~] or revoked [~~as of~~]and are in full force and effect on the date hereof:

RESOLVED, that the appropriate officers of [~~RIF~~] the Fund be[~~, and they are~~], and each of them hereby is, authorized and directed on behalf of the Fund and its name to (i) prepare, execute and [~~file~~]cause to be filed an application with the Securities and Exchange Commission [~~an application~~ ](the “[~~Exemptive Application~~]SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting [~~RIF~~] the Fund and [~~Russell Investment Management~~]Passport Research, [~~LLC~~]Ltd. (“[~~RIM~~] Passport”) from the provisions of Section 15(c) of the 1940 Act to permit [~~RIM~~] Passport to enter into or materially amend sub-advisory agreements [~~with money managers~~]that were approved by the Board of Trustees of the Fund (the “Board”), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval[~~;~~]

[~~FURTHER RESOLVED, that the appropriate officers of RIF be, and they hereby are, authorized~~] (the “Application”); and (ii) prepare, execute and cause to [~~file~~] be filed with the [~~Securities and Exchange Commission~~]SEC any and all amendments to the [~~Exemptive~~ ]Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as [~~they, with the advice of counsel, deem necessary~~]such officer or [~~appropriate;~~]

[~~FURTHER RESOLVED, that the~~ ]officers [~~of RIF be, and they hereby are, authorized, empowered and directed to take such other actions as are reasonable and necessary to obtain the requested relief~~]shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is

FURTHER RESOLVED, that the[ ~~proper~~] officers of [~~RIF~~]the Fund be, and [~~they~~] each of them hereby [~~are~~]is, authorized[~~, empowered,~~] and directed to take such [~~actions as are~~]further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to [~~carry out~~]effectuate the intent of the foregoing [~~resolutions, including, but not limited to, executing and filing any required documents~~]resolution.

[~~IN WITNESS WHEREOF, I have signed this Certificate on behalf of RIF on this 19th day of January, 2021.~~]

[~~Russell Investment Funds~~]

By:	/s/ Julius A. Drelick III[~~/s/ Mary Beth Rhoden Albaneze~~]
Name:[ ~~Mary Beth Rhoden Albaneze~~]Julius A. Drelick III
Title:[ ~~Secretary~~]President
Date:October 29, 2021

Exhibit A-3

OLIVE STREET INVESTMENT ADVISERS, LLC

AUTHORIZATION

I, Thomas C. Kersting, do certify that I am the duly authorized and elected President of Olive Street Investment Advisers, LLC (“Olive Street”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of Olive Street pursuant to the general authority as President of Olive Street.

By:	/s/ Thomas C. Kersting
Name:Thomas C. Kersting
Title:President
Date:October 29, 2021

Exhibit A-4

PASSPORT RESEARCH, LTD.

AUTHORIZATION

I, Thomas C. Kersting, do certify that I am the duly authorized and elected President of Passport Research, Ltd. (“Passport”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of Passport pursuant to the general authority as President of Passport.

By:	/s/ Thomas C. Kersting
Name:Thomas C. Kersting
Title:President
Date:October 29, 2021

Exhibit B-1

BRIDGE BUILDER TRUST

VERIFICATION

[~~RULE 0-2(d)~~]

The undersigned states that he has duly executed the attached Application dated October 29, 2021 for and on behalf of Bridge Builder Trust (the “Trust”); that he is the President of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Julius A. Drelick III
Name:Julius A. Drelick III
Title:President
Date:October 29, 2021

Exhibit B-2

EDWARD JONES MONEY MARKET FUND

VERIFICATION

The undersigned [~~verifies and says~~]states that [~~she~~] he has duly executed the attached Application dated October 29, 2021 for and on behalf of [~~Russell Investment Company, Russell Investment Funds and Russell~~]Edward Jones Money Market Fund (the “Trust”); that he is the President of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Julius A. Drelick III
Name:Julius A. Drelick III
Title:President
Date:October 29, 2021

Exhibit B-3

OLIVE STREET INVESTMENT ADVISERS, LLC

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 29, 2021 for and on behalf of Olive Street Investment [~~Management~~] Advisers, LLC[ ~~(each, a “Company”),~~]; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that [~~she~~]he is [~~the Secretary of each Company~~]familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas C. Kersting
Name:Thomas C. Kersting
Title:President
Date:October 29, 2021

Exhibit B-4

PASSPORT RESEARCH, LTD.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 29, 2021 for and on behalf of Passport Research, Ltd.; that he is the President of such company; and that all [~~actions~~] action by stockholders, directors, and other bodies necessary to authorize the [~~execution~~]undersigned to execute and [~~filing~~] file such instrument [~~have~~]has been taken. The undersigned further [~~says~~] states that [~~she~~]he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of [~~her~~]his knowledge, information and belief.

By:	/s/ [~~Mary Beth Rhoden Albaneze~~]Thomas C. Kersting
Name:[ ~~Mary Beth Rhoden Albaneze~~]Thomas C. Kersting
Title:[ ~~Secretary~~]President
Date:[ ~~January 19, 2021~~] October 29, 2021

EXHIBIT C

Marked copies of the Application showing changes from the final versions of two applications identified as substantially identical under Rule 0-5(e)(3).

File No. 812-[ ]

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

[~~In the Matter of~~]

[~~NATIONWIDE MUTUAL FUNDS~~]

[~~NATIONWIDE VARIABLE INSURANCE TRUST~~]

[~~NATIONWIDE FUND ADVISORS~~]

[~~One Nationwide Plaza~~]

[~~Columbus, Ohio 43215~~]

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of

BRIDGE BUILDER TRUST

EDWARD JONES MONEY MARKET FUND

OLIVE STREET INVESTMENT ADVISERS, LLC

PASSPORT RESEARCH, LTD.

12555 Manchester Road

St. Louis, Missouri 63131

Please direct all communications to:

[~~Prufesh R. Modhera, Esq.~~

~~Michael W. Mundt, Esq.~~

~~Stradley Ronon Stevens & Young, LLP~~

~~2000 K Street, N.W. Suite 700~~

~~Washington, DC 20006~~]

[~~(202) 419-8417, pmodhera@stradley.com~~]

[~~(202) 419-8403, mmundt@stradley~~]

Sean Graber, Esq.

Morgan Lewis & Bockius, LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963-5693

sean.graber@morganlewis.com

With a copy to:

1

[~~Amy E. Haid, Esq.~~

~~10 West Nationwide Boulevard~~

~~Columbus, Ohio 43215~~]

Evan Posner, Esq.

Edward D. Jones & Co., L.P.

12555 Manchester Road

St. Louis, Missouri 63131

(314) 515-3289

evan.posner@edwardjones.com

Page 1 of [~~21~~]79 Pages, including Exhibits

As filed with the Securities and Exchange Commission on [~~March 22~~]October 29, 2021

2

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

[~~NATIONWIDE MUTUAL FUNDS~~]

[~~NATIONWIDE VARIABLE INSURANCE~~]

BRIDGE BUILDER TRUST

[~~NATIONWIDE FUND ADVISORS~~]

[~~One Nationwide Plaza~~]

[~~Columbus, Ohio 43215~~]

EDWARD JONES MONEY MARKET FUND

OLIVE STREET INVESTMENT ADVISERS, LLC

PASSPORT RESEARCH, LTD.

12555 Manchester Road

St. Louis, Missouri 63131

File No. [~~[ ]~~]812-[ ]

) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(c) OF THE ACT

I.	INTRODUCTION

[~~Nationwide Mutual Funds (“NMF”) and Nationwide Variable Insurance Trust (“NVIT~~]Bridge Builder Trust (“BBT”) and Edward Jones Money Market Fund (“EJMMF,” and together with [~~NMF~~] BBT, each a “Trust” and together, the “Trusts”),1 each a registered open-end investment company that may offer one or more series of shares (each, a “Series” and collectively, the “Series”), [~~and Nationwide Fund Advisors (“NFA” or~~]Olive Street Investment Advisers, LLC (“Olive Street”), the investment adviser to BBT, and Passport Research, Ltd. (“Passport,” and together with Olive Street, each an “Adviser,” and together, the “Advisers,” and together with the Trusts and the Series, the “Applicants”),2 the investment adviser to [~~the Trusts~~]EJMMF, hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

[1]	As used herein, the term “Trust” includes any existing or future type of business organization operating as a registered management investment company that is managed by an Adviser.

[2]

The term “Adviser” includes (i) [~~the~~]an Adviser or its successors and (ii) any entity controlling, controlled by, or under common control with, [~~the~~]an Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

3

Applicants request an order exempting Applicants from Section 15(c) of the 1940 Act to permit the board of trustees of a Trust (the “Board”),3 including a majority of those board members who are not parties to such contract or agreement or “interested persons,” as defined in Section 2(a)(19) of the 1940 Act, of any such party (the “Independent Board Members”), to promptly enter into or materially amend a contract or agreement pursuant to which a sub-adviser (each, a “Sub-Adviser”) manages all or a portion of the assets of a Series or provides model portfolio or investment recommendation(s) to [~~the~~] an Adviser that would be utilized in connection with the management of a Series (each, a “Sub-Advisory Agreement”) (each such action, a “Sub-Adviser Change”) at a non-in-person meeting called for the purpose of voting on such approval,4 which would allow a Subadvised Series (as defined below) and its shareholders to benefit from a prompt Sub-Adviser Change.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered management investment company or Series thereof that intends to rely on the requested order in the future and that (i) is managed by an Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered investment companies that intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption to enable the [~~Adviser~~] Advisers and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by [~~the~~] an Adviser and the Board to be particularly well suited to manage, or to provide model portfolio or investment recommendation(s) with respect to, all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by [~~the~~]an Adviser and the Board to be appropriate, without the delay and expense of convening an in-person meeting of the Board to approve the Sub-Adviser Change. The requested relief is necessary so that the Board can take action quickly under the circumstances set out in this Application.

[3]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.
[4]

References in this Application to “non-in-person” Board meetings refer to any Board meeting (other than an in-person meeting) in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

[5]

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary, as defined in the 1940 Act, of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). [~~The~~]An Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage or provide model portfolio or investment recommendation(s) with respect to the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

4

If the requested relief is granted, [~~the~~] an Adviser would be permitted to implement a Sub-Adviser Change related to a Subadvised Series that was approved by the Board, including a majority of the Independent Board Members, at a non-in-person meeting. For the reasons discussed below, Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that each Subadvised Series and its shareholders would benefit from the requested relief because of delays in hiring or replacing a Sub-Adviser and costs associated with holding an in-person Board meeting to approve a Sub-Adviser Change in the absence of such relief.

II.	BACKGROUND

A.	The Applicants

1.	The Trusts

[~~Each of NMF and NVIT~~]BBT is organized as a Delaware statutory trust and EJMMF is organized as a Massachusetts voluntary association (commonly known as a business trust). Each of BBT and EJMMF is registered with the Commission as an open-end management investment company under the 1940 Act. [~~Further, NMF and NVIT~~] BBT currently [~~consist~~]consists of multiple Series, [~~some~~] each of which [~~operate~~]operates under a multi-manager structure. EJMMF currently has one Series, which operates under a multi-manager structure. Shares of each Series are offered and sold pursuant to a registration statement on Form N-1A. [~~The Advisor serves~~]Olive Street and Passport each serve as an “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Series of BBT and EJMMF respectively. The Trusts and the Series are not required to hold annual shareholder meetings. Each Series may have its own distinct investment objective, policies, and restrictions.

2.	The [~~Adviser~~]Advisers

[~~NFA~~] Olive Street is a [~~Delaware business trust~~]Missouri limited liability company and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).[ ~~NFA serves~~] Passport is a Pennsylvania limited partnership and is registered with the Commission as an investment adviser under the Advisers Act. Olive Street and Passport serve, and each other Adviser will serve, as the investment adviser to each Subadvised Series of the Trusts pursuant to an investment advisory agreement [~~with the Trust~~ ](each an “Investment Management Agreement” and together the “Investment Management Agreements”). [~~NFA~~] Olive Street, Passport and each other Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

Each Investment Management Agreement will be approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, if applicable, Rule 18f-2 thereunder. The terms of these Investment Management Agreements will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the [~~Adviser~~]Advisers, subject to the supervision of the Board, will

5

provide continuous investment management services to each Subadvised Series. [~~The~~]An Adviser will have responsibility for determining what portion of each Subadvised Series’ portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. [~~The~~] An Adviser will periodically review a Subadvised Series’ investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.

Each Investment Management Agreement will provide that [~~the~~] an Adviser may, subject to the approval of the Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, [~~the~~] an Adviser will oversee each Sub-Adviser in its performance of its duties. [~~The~~]An Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series. For its services to each Subadvised Series under the applicable Investment Management Agreement, [~~the~~] an Adviser will receive an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee indirectly from [~~the~~] an Adviser (in the manner described below) or directly from the Subadvised Series.

Under this structure, [~~the~~] an Adviser, in its capacity as investment adviser, evaluates and oversees Sub-Advisers and makes recommendations about the hiring, termination, and replacement of Sub-Advisers to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

3.	The Sub-Advisers

Pursuant to the authority under the Investment Management Agreement, [~~the~~] an Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series. The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. [~~The~~]An Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. [~~The~~] An Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

All Sub-Advisory Agreements currently in effect have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, unless shareholder approval was not required in reliance on applicable exemptive relief.6 All future Sub-Advisory Agreements will be approved by the Board in the same manner, provided that the Independent Board Members could approve a Sub-Adviser Change at a non-in-person Board meeting in reliance on the requested relief. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act.

[6]

Applicants currently rely on a multi-manager exemptive order to implement Sub-Adviser Changes without obtaining shareholder approval. See [~~Nationwide Investing Foundation~~]Bridge Builder Trust, et al. ([~~812-10764~~]812-144118), Investment Company Act Release Nos. [~~23104 (April 6~~]30592 (July 9, [~~1998~~]2013) (notice) and [~~23133 (April 28~~]30641 (August 6, [~~1998~~]2013) (order). In the future, an Adviser, a Sub-Adviser and a Subadvised Series may rely on an amended version of this multi-manager exemptive order or substantially similar relief.

6

Pursuant to the [~~Sub-Advisory~~] Investment Management Agreements, the [~~Adviser has~~]Advisers have agreed or will agree to [~~pay~~]bear the costs of the fees paid by a Subadvised Series to the Sub-Advisers [~~a fee~~ ]pursuant to the Sub-Advisory Agreements out of the fee paid to the [~~Adviser~~]Advisers under the Investment Management [~~Agreement~~] Agreements.7

B.	Multi-Manager Structure

In recent years, a number of investment advisers, including the [~~Adviser~~] Advisers, have sponsored investment companies registered under the 1940 Act or series thereof (each, a “registered fund”) that provide exposure to multiple strategies across various asset classes. These registered funds allow investors to more easily access such strategies without the additional transaction costs and administrative burdens of investing in multiple funds to seek to achieve comparable exposures and investment allocations. Such registered funds may be structured as (i) multi-manager funds, where the investment adviser selects multiple sub-advisers to manage portions of the registered fund’s assets; (ii) fund of funds where the Adviser invests a registered fund’s assets in multiple registered funds or investment companies that rely on an exception from registration under the 1940 Act (each, a “private fund” and, together with the registered funds, each a “fund” and together, the “funds”) to gain the exposures; or (iii) a combination of a multi-manager fund and a fund of funds.

When a Subadvised Series utilizes a multi-manager strategy, its Adviser achieves its desired exposures to specific strategies by allocating discrete portions of the Subadvised Series’ assets to various Sub-Advisers and, in some cases, by managing a portion of the Subadvised Series’ assets directly. Each Sub-Adviser manages its discrete portion of the Subadvised Series’ assets in accordance with specific investment guidelines. Over time, [~~the~~]an Adviser may adjust the Subadvised Series’ allocations among the various strategies and sub-strategies based on the Adviser’s assessment of market conditions and potential investment opportunities.

C.	Rationale for the Requested Relief

When [~~the~~]an Adviser deploys a multi-manager structure to access the desired exposures, each Sub-Advisory Agreement must be entered into, materially amended and renewed in accordance with the provisions of Section 15 of the 1940 Act, as modified by any applicable exemptive relief. Section 15(c) requires that the Sub-Advisory Agreement be approved by the vote of a majority of the Independent Board Members cast at an in-person meeting. Boards of registered funds, including the Boards of the Trusts, typically hold in-person meetings on a quarterly basis. Markets are not static, however, throughout the three to four months between in-person registered fund board meeting dates. During these periods, market conditions may change or investment opportunities may arise that [~~the~~]an Adviser may wish to take advantage of by implementing a Sub-Adviser Change. Other circumstances may arise from time to time, including when there is a change in control of a Sub-Adviser that results in an “assignment” of the Sub-Advisory Agreement, as that term is defined for the purposes of the 1940 Act or when a Sub-Adviser provides notice of its intent to terminate operations or its then effective Sub-Advisory Agreement, which may result in the Adviser seeking to implement a Sub-Adviser Change.

[7]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

7

At these moments it may be impractical and/or costly to hold an additional in-person Board meeting, especially given the geographic diversity of Board members and the additional cost of holding in-person Board meetings. As a result, once [~~the~~]an Adviser completes its diligence of a prospective Sub-Adviser, the in-person Board meeting requirement creates an unnecessary burden for the Board that does not benefit the Subadvised Series’ shareholders.

Unlike the burdensome process for approving Sub-Advisory Agreements, Board approval is not required at all if [~~the~~] an Adviser accesses the desired exposures through investments in other funds. Investments by Subadvised Series in registered funds must be made in compliance with the limitations in Section 12(d)(1) of the 1940 Act. When [~~the~~]an Adviser accesses the desired exposures through investing the Subadvised Series’ assets in private funds, however, Section 12(d)(1) does not limit the amount of a registered fund’s total assets that may be invested in the underlying private fund.8 If the requested order is not granted, the [~~Adviser~~]Advisers will continue to have the option of accessing a desired investment exposure between in-person Board meeting dates through investments in other funds managed by the prospective Sub-Adviser, including private funds, which could increase costs for shareholders when retaining the Sub-Adviser to manage a sleeve of the Subadvised Series directly is a viable option. For example, acquired fund fees and expenses generated by a fund investing in another fund are generally higher than the fees generated if a sub-adviser were hired to manage the strategy directly for the fund.

The requested order would be consistent with the Board’s statutory duty to request and evaluate such information as may reasonably be necessary to evaluate the terms of a Sub-Advisory Agreement. For example, an Adviser may identify a Sub-Adviser prior to an in-person Board meeting date that it wants to engage, but there may not be enough time before the in-person meeting date for management to compile and furnish the complete package of materials that the Board requests to evaluate the Sub-Advisory Agreement in accordance with its duties under Section 15(c), along with a summary of the Sub-Adviser’s compliance program to support the Board’s approval of the Sub-Adviser’s policies and procedures in accordance with Rule 38a-1(a)(2) under the 1940 Act. The requested order would benefit a Subadvised Series by allowing the Board, including a majority of the Independent Board Members, to approve a Sub-Adviser Change at an appropriate time once diligence is complete, instead of waiting until the next in-person Board meeting date and potentially missing out on market opportunities.

The requested order would also apply to material amendments to a Sub-Advisory Agreement.9 For example, a Sub-Advisory Agreement with an existing Sub-Adviser may be limited to a particular sub-strategy, although the Sub-Adviser has the expertise and ability to manage additional sub-strategies. If [~~the~~]an Adviser desires to engage the Sub-Adviser to manage a

[8]	Such investments in private funds would be subject to other applicable provisions of the 1940 Act.
[9]	The requested relief would not apply to renewals of a Sub-Advisory Agreement.

8

separate discrete portion of a Subadvised Series’ assets in accordance with a sub-strategy that is not currently within the scope of the guidelines under the Sub-Adviser’s existing Sub-Advisory Agreement, but is otherwise consistent with a Subadvised Series’ investment objective and strategies, [~~the~~]an Adviser may determine it is necessary to materially amend the Sub-Advisory Agreement. If an Adviser’s portfolio management team makes this determination between in-person Board meeting dates, the Board of the Subadvised Series could approve the Sub-Adviser Change at a non-in-person meeting in reliance on, and subject to the conditions of, the requested order. See Section IV.B. below for additional legal analysis supporting the rationale for the requested relief.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	LEGAL ANALYSIS

A. Applicable Law

Section 15(c) of the 1940 Act prohibits a registered fund having a board from entering into, renewing or performing any contract or agreement whereby a person undertakes regularly to serve or act as an investment adviser (including a sub-adviser) of the registered fund, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of the registered fund’s board members, who are not parties to such contract or agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.

Section 15(c) provides that it shall be the duty of the board members of a registered fund to request and evaluate, and the duty of an investment adviser (or sub-adviser) to such registered fund to furnish, such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser (or sub-adviser) of such registered fund.

B.	Discussion

1.	Necessary or Appropriate in the Public Interest

Applicants believe that permitting the Independent Board Members to approve Sub-Adviser Changes at non-in-person meetings without incurring unnecessary delay or expense is necessary or appropriate and in the interests of Subadvised Series’ shareholders and will allow the Subadvised Series to operate more efficiently. Without the delay inherent in holding in-person Board meetings (and the attendant difficulty of obtaining the necessary quorum for, and the additional costs of, an unscheduled in-person Board meeting), the Subadvised Series will be able to act more quickly and with less expense to add or replace Sub-Advisers when the Board and the [~~Adviser~~]Advisers believe that a change would benefit the Subadvised Series. Under the multi-manager structure, the selection of a Sub-Adviser is similar to changes in the membership of a registered fund’s portfolio management team, which do not require registered fund board approval.

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In essence, the in-person meeting requirement creates an artificial impediment that may prevent the Board of a Subadvised Series from taking immediate action once an Adviser completes its diligence of a potential Sub-Adviser that it wishes to on-board. Requiring a Board to hold an off-cycle in-person meeting to approve a Sub-Adviser Change, or to delay its approval until its next regularly scheduled in-person meeting, creates an unnecessary burden for the Board and the [~~Adviser~~]Advisers that is not beneficial for shareholders or necessary or appropriate in the public interest.

2.	Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Subadvised Series, including the selection and supervision of the Sub-Advisers, is vested in the [~~Adviser~~] Advisers, subject to the oversight of the Board. Each Investment Management Agreement is, and will remain, fully subject to the requirements of Section 15(c) of the 1940 Act.

Once [~~the~~]an Adviser makes an informed selection of a Sub-Adviser, Applicants believe it would be consistent with the protection of investors to permit the Board, including a majority of the Independent Board Members, to approve the Sub-Adviser Change at a non-in-person meeting called for the purpose of voting on such approval. Any such non-in-person approval would be conducted in accordance with the Board’s typical process for approving a Sub-Adviser Change and consistent with the Board’s duty under Section 15(c) to request and evaluate such information as may reasonably be necessary to evaluate the terms of any Sub-Advisory Agreement, and [~~the~~] an Adviser’s and Sub-Adviser’s duty under Section 15(c) to furnish such information. Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if approval of the Sub-Adviser Change were sought at an in-person Board meeting. In connection with seeking Board approval of a Sub-Adviser Change at a non-in-person meeting, [~~the~~] an Adviser will recommend the retention of the Sub-Adviser and the Trust’s chief compliance officer or his or her designee will provide such information as the Board may reasonably request to assist it in determining that the Sub-Adviser has adopted policies and procedures reasonably designed to prevent violation of the “federal securities laws”10 by the Sub-Adviser. If, however, one or more Board members assert that an in-person meeting would make a difference and request that the Sub-Advisory Agreement be considered in-person, then the Board will wait to consider the Sub-Advisory Agreement until an in-person meeting is convened, unless such request is rescinded.

If the requested relief is not granted, the [~~Adviser~~] Advisers would continue to have the option of accessing a desired exposure by investing a Subadvised Series’ assets in a fund managed by the Sub-Adviser. Retaining a Sub-Adviser to manage a portion of a Subadvised Series, as opposed to investing in a fund managed by the Sub-Adviser, provides several benefits to the Subadvised Series and its shareholders that support the requested exemptive relief and are consistent with the protection of investors. The benefits to a Subadvised Series and its shareholders from retaining a Sub-Adviser to gain a desired exposure, instead of accessing the exposure through an investment in another fund, include:

[10]	As defined in Rule 38a-1(e)(1) under the 1940 Act, as amended.

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1.	Daily transparency regarding investments managed by the Sub-Adviser;

2.	Annual review of the Sub-Adviser’s compliance program;

3.	Avoiding additional acquired fund fees and expenses;

4.	Annual Board review of the Sub-Advisory Agreement and related compensation;

5.	Ability to access the exposure directly instead of through a vehicle that may not allow for daily liquidity and may not be subject to the protections of the 1940 Act;

6.	Allowing [~~the~~]an Adviser to customize the sub-strategy implemented by the Sub- Adviser to access the exposure;

7.

Avoiding costs that would be borne by the Subadvised Series to hold additional in-person Board meetings, such as travel, lodging and meals and Board member compensation for attending additional in-person meetings (which is typically greater than Board member compensation for attending additional non-in-person meetings); and

8.

Under Section 36(b) of the 1940 Act, the Sub-Adviser will be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, from the Subadvised Series.

3.	Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The requirement that the vote of a majority of a registered fund’s disinterested board members approving an advisory agreement or a sub-advisory agreement be cast in person was added to Section 15(c) of the 1940 Act by the Investment Company Amendments Act of 1970 (the “1970 Amendments Act”).11 Congress states in the legislative history of the 1970 Amendments Act that the bill would amend Section 15(c) to provide that the voting requirements of the Section “can be satisfied only by directors who are personally present at a meeting at which their votes are taken. The proposed amendment is intended to assure informed voting on matters which require action by the board of directors of registered investment companies.”12 (emphasis added.) The staff of the Commission has stated that this “requirement that disinterested directors cast their votes in person represents a strong Congressional policy in favor of eliminating absentee approval by board members.”13

[11]	See Investment Company Amendments Act of 1970, Public Law 91-547, enacted December 14, 1970.
[12]	Investment Company Amendments Act of 1970, H.R. Rep. No. 1382, 91st Cong., 2d Sess. 25-26 (1970); Investment Company Amendments Act of 1969, S. Rep. No. 184, 91st Cong., 1st Sess. 39 (1969).
[13]

American National Growth Fund, Inc., SEC Staff Letter (Nov. 17, 1974). The in-person voting requirements were added as part of the 1970 Amendments Act and have historically been viewed as requiring directors to be “physically present” when voting. Pub. L. 91-547 (Dec. 14, 1970).

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The Commission has provided exemptive relief from the in-person meeting requirement in Section 15(c) by amending Rule 15a-4 under the 1940 Act to, among other things, permit registered fund boards “to participate in a meeting to approve an interim contract [with an investment adviser or a sub-adviser] by any means of communication that allows all participants to hear each other at the same time, such as a telephone conference.”14 The Commission stated at the time that “[t]his provision should result in savings in time and travel costs.”15 In the twenty years that have passed since this amendment to Rule 15a-4, registered fund boards have routinely relied on this exemptive relief from the in-person meeting requirement to approve certain interim advisory contracts at non-in-person board meetings while continuing to fulfill their statutory duty to evaluate the terms of the contract.

Almost five decades have elapsed since the in-person meeting requirement was added to Section 15(c) of the 1940 Act. Due to the countless technological advances that have occurred since the 1970s, registered funds are able to provide materials to their board members electronically in an easily readable format, and board members can easily communicate with one another and with management in advance of a meeting through various forms of communication, many of which did not exist in 1970. These technological advances allow registered fund board members to assure they are well informed prior to a board meeting date. Given the various forms of communication available today, registered fund boards can hold non-in-person meetings at which each board member is personally present and able to assure themselves that they are informed as to the matters at the non-in-person meeting that require action by the registered fund board.

The requested relief would not result in absentee approval of Sub-Adviser Changes by the Independent Board Members. The Independent Board Members necessary to approve a Sub-Adviser Change would be personally present and participating in a meeting where all participating Board members can hear each other and be heard by each other during the meeting.16 The requested relief could not be relied upon to approve a Sub-Adviser Change by written consent or another form of absentee approval by the Independent Board Members. Similar to the amendments to Rule 15a-4, the requested relief would result in savings in time and travel costs. In light of the foregoing analysis, the Applicants submit that the requested relief would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting an in-person Board meeting.

V.	PRECEDENT

The Commission has issued exemptive orders under the 1940 Act permitting a fund’s board to consider a Sub-Adviser Change, without complying with the requirement under Section 15(c) of the 1940 Act that the board meet in-person to conduct such approvals, in situations where the fund

[14]	Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 24177 (Nov. 29, 1999).
[15]

Id. See also Temporary Exemption for Certain Investment Advisers, Investment Company Act Release No. 23325 (July 22, 1998) (“The proposed amendments also would facilitate a special meeting to approve an interim contract, by permitting the fund’s board of directors to participate by telephone or similar means of communication that allows all participants to hear each other at the same time.”). Allowing the flexibility to approve Sub-Adviser Changes at a non-in-person meeting would avoid unnecessarily burdening registered fund board members with the time and cost associated with travel for and attendance at additional in-person meetings.

[16]	Technology that includes visual capabilities will be used unless unanticipated circumstances arise.

12

would benefit from effecting a Sub-Adviser Change promptly.17 The Commission stated in Blackstone, that, while it continued to believe that a board’s decision-making process may benefit from the directors’ having the opportunity to interact in person, as a group and individually, it recognized that under the circumstances described in the application, the need to act promptly for the benefit of a fund may justify the board’s meeting on a non-in-person basis, and that technological advances enable directors to hold such meetings in a manner where the directors can be personally present and able to assure themselves that they are informed as to the matter that requires action by the board.

VI.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.

The Independent Board Members will approve the Sub-Adviser Change at a non-in-person meeting in which Board members may participate by any means of communication that allows those Board members participating to hear each other simultaneously during the meeting.

2.

Management will represent that the materials provided to the Board for the non-in-person meeting include the same information the Board would have received if a Sub-Adviser Change were sought at an in-person Board meeting.

3.

The notice of the non-in-person meeting will explain the need for considering the Sub-Adviser Change at a non-in-person meeting. Once notice of the non-in-person meeting to consider a Sub-Adviser Change is sent, Board members will be given the opportunity to object to considering the Sub-Adviser Change at a non-in-person Board meeting. If a Board member requests that the Sub-Adviser Change be considered in-person, the Board will consider the Sub-Adviser Change at an in-person meeting, unless such request is rescinded.

4.	A Subadvised Series’ ability to rely on the requested relief will be disclosed in the Subadvised Series’ registration statement.

5.

In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

[17]

See, e.g., Blackstone Alternative Investment Funds, et al., Investment Company Act Release Nos. 33748 (Jan. 21, 2020) (notice) and 33801 (Feb. 19, 2020) (order) (“Blackstone”); Principal Funds, Inc., et al.[~~.~~], Investment Company Act Release Nos. 33973 (Aug. 19, 2020) (notice) and 34013 (Sept. 15, 2020) (order); Northern Funds and Northern Trust Investments, Investment Company Act Release Nos. 34095 (Nov. 13, 2020) (notice) and 34133 (Dec. 9, 2020) (order); Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 34197 (Feb. 18, 2021) (notice) and 34224 (March 16, 2021) (order); Russell Investment Company, et al., Investment Company Act Release Nos. 34200 (February 23, 2021) (notice) and 34238 (March 30, 2021) (order); and Nationwide Mutual Funds, et al., Investment Company Act Release Nos. 34302 (June 16, 2021) (notice) and 34329 (July 13, 2021) (order).

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VII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is [~~One Nationwide Plaza, Columbus, Ohio 43215~~]12555 Manchester Road

St. Louis, Missouri 63131.

Applicants further state that all written or oral communications concerning this Application should be directed to:

[~~Prufesh R. Modhera, Esq.~~

~~Michael W. Mundt, Esq.~~

~~Stradley Ronon Stevens & Young, LLP~~

~~2000 K Street, N.W. Suite 700~~

~~Washington, DC 20006~~]

Sean Graber, Esq.

Morgan Lewis & Bockius, LLP

1701 Market Street

Philadelphia, PA 19103

With a copy to:

[~~Amy E. Haid, Esq.~~

~~10 West Nationwide Boulevard~~

~~Columbus, Ohio 43215~~]

Evan Posner, Esq.

Edward D. Jones & Co., L.P.

12555 Manchester Road

St. Louis, Missouri 63131

Pursuant to Rule 0-2(c)(l) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits A-1 through A-[~~3~~]4 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-[~~3~~]4 to this Application.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application under Rule 0-5(e)(3) under the 1940 Act.

VIII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

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The Applicants have caused this Application to be duly signed on their behalf on [~~the day of March 22~~]October 29, 2021.

[~~Nationwide Mutual Funds~~]

[~~By:~~]	[~~/s/ Amy E. Haid~~]
	[~~Name:~~]	[~~Amy E. Haid~~]
	[~~Title:~~]	[~~Assistant Secretary~~]

[~~Nationwide Variable Insurance~~]Bridge Builder Trust

By:	/s/ [~~Amy~~]Julius [~~E. Haid~~]A. Drelick III
	Name:	[~~Amy E. Haid~~]Julius A. Drelick III
	Title:	[~~Assistant Secretary~~]President

Edward Jones Money Market Fund
[~~Nationwide Fund Advisors~~]

By:	/s/ [~~Stephen~~]Julius [~~R. Rimes~~]A. Drelick III
	Name:	[~~Stephen R. Rimes~~]Julius A. Drelick III
	Title:	[~~Vice~~ ]President[~~-Associate General Counsel and Assistant Secretary~~]

Olive Street Investment Advisers, LLC

By:	/s/ Thomas C. Kersting
	Name:	Thomas C. Kersting
	Title:	President

Passport Research, Ltd.

By:	/s/ Thomas C. Kersting
	Name:	Thomas C. Kersting
	Title:	President

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EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 through A-[~~3~~]4	Authorizations
Exhibits B-1 through B-[~~3~~]4	Verifications
Exhibit C	Rule 0-5(e)(3) Comparisons

16

EXHIBIT A-1

[~~NATIONWIDE MUTUAL FUNDS~~]BRIDGE BUILDER TRUST

AUTHORIZATION

I, [~~Amy E. Haid~~]Julius A. Drelick III, do hereby certify that I am the duly elected [~~Assistant Secretary of Nationwide Mutual Funds~~]President of Bridge Builder Trust (the “Trust”), and further certify that set forth below is a true and complete copy of resolutions duly adopted by the Board of Trustees of the Trust at a meeting held on [~~March 10~~]August 25, 2021, and that those resolutions have not been amended or revoked and are in full force and effect on the date hereof:

RESOLVED, that the appropriate officers of [~~Nationwide Mutual Funds (~~]the [~~”~~]Trust[~~”)~~ ] be, and each of them hereby is, authorized and directed on behalf of the Trust and its name to (i) prepare, execute and cause to be filed an application with the[ ~~U.S.~~] Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and [~~Nationwide Fund Advisors (“NFA~~]Olive Street Investment Advisers, LLC (“Olive Street”) from the provisions of Section 15(c) of the 1940 Act to permit [~~NFA~~]Olive Street to enter into or materially amend sub-advisory agreements that were approved by the Board of Trustees of the Trust (the “Board”), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval (the “Application”); and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to [~~such~~]the Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of the foregoing resolution.

By:	/s/ [~~Amy~~]Julius [~~E. Haid~~]A. Drelick III
	Name:	[~~Amy E. Haid~~]Julius A. Drelick III
	Title:	[~~Assistant Secretary~~]President
	Date:	October 29, 2021

17

EXHIBIT A-2

[~~NATIONWIDE VARIABLE INSURANCE TRUST~~]EDWARD JONES MONEY MARKET FUND

AUTHORIZATION

I, [~~Amy E. Haid~~]Julius A. Drelick III, do hereby certify that I am the duly elected [~~Assistant Secretary of Nationwide Variable Insurance Trust~~]President of Edward Jones Money Market Fund (the “[~~Trust~~]Fund”), and further certify that set forth below is a true and complete copy of resolutions duly adopted by the Board of Trustees of the [~~Trust~~]Fund at a meeting held on [~~March 10~~]July 15, 2021, and that those resolutions have not been amended or revoked and are in full force and effect on the date hereof:

RESOLVED, that the appropriate officers of [~~Nationwide Variable Insurance Trust (~~]the [~~“Trust”)~~]Fund be, and each of them hereby is, authorized and directed on behalf of the [~~Trust~~]Fund and its name to (i) prepare, execute and cause to be filed an application with the[ ~~U.S.~~] Securities and Exchange Commission (the “SEC”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the [~~Trust~~]Fund and [~~Nationwide Fund Advisors~~]Passport Research, Ltd. (“[~~NFA~~]Passport ”) from the provisions of Section 15(c) of the 1940 Act to permit [~~NFA~~]Passport to enter into or materially amend sub-advisory agreements that were approved by the Board of Trustees of the [~~Trust~~]Fund (the “Board”), including a majority of the non-interested members of the Board, at a non-in-person meeting called for the purpose of voting on such approval (the “Application”); and (ii) prepare, execute and cause to be filed with the SEC any and all amendments to [~~such~~]the Application, which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is

FURTHER RESOLVED, that the officers of the [~~Trust~~] Fund be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable to effectuate the intent of the foregoing resolution.

By:	/s/ [~~Amy~~]Julius [~~E. Haid~~]A. Drelick III
	Name:	[~~Amy E. Haid~~]Julius A. Drelick III
	Title:	[~~Assistant Secretary~~]President
	Date:	October 29, 2021

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Exhibit A-3

[~~NATIONWIDE FUND ADVISORS~~]OLIVE STREET INVESTMENT ADVISERS, LLC

AUTHORIZATION

I, [~~Stephen R. Rimes~~]Thomas C. Kersting, do certify that I am the duly authorized and elected [~~Vice~~ ]President[~~-Associate General Counsel and Assistant Secretary of Nationwide Fund Advisors (“NFA~~] of Olive Street Investment Advisers, LLC (“Olive Street”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of [~~NFA~~]Olive Street pursuant to the general authority as [~~Vice~~ ]President[~~-Associate General Counsel and Assistant Secretary~~] of [~~NFA~~]Olive Street.

By:	/s/ [~~Stephen~~]Thomas [~~R. Rimes~~]C. Kersting
Name: [~~Stephen R. Rimes~~]Thomas C. Kersting
Title: [~~Vice~~ ]President[~~-Associate General Counsel and Assistant Secretary~~]
Date: October 29, 2021

19

Exhibit A-4

PASSPORT RESEARCH, LTD.

AUTHORIZATION

I, Thomas C. Kersting, do certify that I am the duly authorized and elected President of Passport Research, Ltd. (“Passport”), and that all actions necessary to authorize the execution and filing of this Application, and any amendments thereto, have been taken, and the person signing and filing this document is authorized to do so on behalf of Passport pursuant to the general authority as President of Passport.

By:	/s/ Thomas C. Kersting
Name: Thomas C. Kersting
Title: President
Date: October 29, 2021

20

Exhibit B-1

[~~NATIONWIDE MUTUAL FUNDS~~]BRIDGE BUILDER TRUST

VERIFICATION

The undersigned states that [~~she~~] he has duly executed the attached Application dated [~~March 22~~]October 29, 2021 for and on behalf of [~~Nationwide Mutual Funds~~]Bridge Builder Trust (the “Trust”); that [~~she~~] he is the [~~Assistant Secretary~~]President of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that [~~she~~]he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of [~~her~~]his knowledge, information and belief.

By:	/s/ [~~Amy~~]Julius [~~E. Haid~~]A. Drelick III
Name: [~~Amy E. Haid~~]Julius A. Drelick III
Title: [~~Assistant Secretary~~]President
Date: October 29, 2021

21

Exhibit B-2

[~~NATIONWIDE VARIABLE INSURANCE TRUST~~]EDWARD JONES MONEY MARKET FUND

VERIFICATION

The undersigned states that [~~she~~] he has duly executed the attached Application dated [~~March 22~~]October 29, 2021 for and on behalf of [~~Nationwide Variable Insurance Trust~~]Edward Jones Money Market Fund (the “Trust”); that [~~she~~] he is the [~~Assistant Secretary~~]President of the foregoing Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that [~~she~~]he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of [~~her~~]his knowledge, information and belief.

By:	/s/ [~~Amy~~]Julius [~~E. Haid~~]A. Drelick III
Name: [~~Amy E. Haid~~]Julius A. Drelick III
Title: [~~Assistant Secretary~~]President
Date: October 29, 2021

22

Exhibit B-3

[~~NATIONWIDE FUND ADVISORS~~]OLIVE STREET INVESTMENT ADVISERS, LLC

VERIFICATION

The undersigned states that he has duly executed the attached Application dated [~~March 22~~]October 29, 2021 for and on behalf of [~~Nationwide Fund Advisors~~]Olive Street Investment Advisers, LLC; that he is the[ ~~Vice~~] President[~~-Associate General Counsel and Assistant Secretary~~] of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Thomas C. Kersting
Name: Thomas C. Kersting
Title: President
Date: October 29, 2021

23

Exhibit B-4

PASSPORT RESEARCH, LTD.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated October 29, 2021 for and on behalf of Passport Research, Ltd.; that he is the President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ [~~Stephen~~]Thomas [~~R. Rimes~~]C. Kersting
Name: [~~Stephen R. Rimes~~]Thomas C. Kersting
Title: [~~Vice~~ ]President[~~-Associate General Counsel and Assistant Secretary~~]
Date: October 29, 2021

24

EXHIBIT C

Marked copies of the Application showing changes from the final versions of two applications identified as substantially identical under Rule 0-5(e)(3).

25